UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Tsakos Energy Navigation, LTD
(Name of Issuer)

Common Stock
(Title of Class of Securities)

G9108L173
(CUSIP Number)

December 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G9108L173	13G

1	NAMES OF REPORTING PERSONS
Konstantinos Konstantakopoulos

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
54,737[1]

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
54,737

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
54,737

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
NOT APPLICABLE

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.2%[2]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1 Konstantinos Konstantakopoulos owns all 54,737 shares indirectly through Longshaw Maritime Investments S.A., a Marshall Islands corporation.

2  The percent ownership is calculated based upon an aggregate of 28,630,206 shares outstanding as reported in Tsakos Energy Navigation Limited’s Form 6-K filed with the Securities and Exchange Commission on September 30, 2022 for the quarterly period ended June 30, 2022.

CUSIP No.	G9108L173	13G

1	NAMES OF REPORTING PERSONS
Longshaw Maritime Investments S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
54,737[3]

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
54,737

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
54,737

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
NOT APPLICABLE

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.2%[4]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

3 Longshaw Maritime Investments S.A. is controlled by Konstantinos Konstantakopoulos, resulting in his indirect ownership of all 54,737 shares of common stock of Tsakos Energy Navigation Limited.

4  The percent ownership is calculated based upon an aggregate of 28,630,206 shares outstanding as reported in Tsakos Energy Navigation Limited’s Form 6-K filed with the Securities and Exchange Commission on September 30, 2022 for the quarterly period ended June 30, 2022.

Item 1.
	(a)	Name of Issuer:

Tsakos Energy Navigation, LTD.

	(b)	Address of Issuer’s Principal Executive Offices:

367 Syngrou Avenue
Palaio Faliro 175 64 P
GR

Item 2.

	(a)	Name of Persons Filing:

Konstantinos Konstantakopoulos
Longshaw Maritime Investments S.A.

	(b)	Address of Principal Business Office or, if none, Residence for each of the reporting persons:

The principal business office of each person named in Item 2(a) above is:

60 Zephyrou Street & Syngrou Avenue
17564 Athens, Greece

	(c)	Citizenship

Konstantinos Konstantakopoulos is a citizen of Greece.

Longshaw Maritime Investments S.A. is a Marshall Islands Corporation.

	(d)	Title of Class of Securities: Common Stock

	(e)	CUSIP Number: G9108L173

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

NOT APPLICABLE

Item 4.	Ownership

The information in Item 1 and Items 5 though 11 on the cover pages of this Schedule 13G is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑ .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7.	Identification and Classification of the subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group.

NOT APPLICABLE

Item 9.	Notice of Dissolution of Group.

NOT APPLICABLE

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose, or with the effect, of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 31, 2023

By:	/s/ Konstantinos Konstantakopoulos
	Name:	Konstantinos Konstantakopoulos

By:	/s/ Konstantinos Konstantakopoulos
	Name:	Longshaw Maritime Investments S.A.